Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

Contact:  336-436-4855   Shareholder Direct:  800-LAB-0401
          Pamela Sherry                       www.labcorp.com


LABCORP EXCLUSIVELY OFFERS MYRIAD GENETICS'
PREDICTIVE MEDICINE PRODUCTS

Physicians Can Offer Predisposition Testing for Various Cancers and Hypertension through LabCorp's Patient Service Centers

Burlington, NC, June 5, 2002 - Laboratory Corporation of America
Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced the implementation of its exclusive sales and distribution partnership with Myriad Genetics, Inc. (Nasdaq: MYGN), to now offer all of the biopharmaceutical company's predictive medicine products to 200,000
LabCorp U.S. physician clients. Physicians now have the convenience of sending patients to one of LabCorp's more than 900 patient service centers for Myriad's predisposition testing for breast, ovarian, colon, uterine and melanoma skin cancers, as well as hypertension. Myriad's genetic tests enable physicians to identify higher risk patients earlier and take steps to detect or even prevent disease.

"Our relationship with Myriad makes LabCorp the only clinical laboratory in the U.S. to provide the entire care continuum from predisposition to surveillance testing, including screening, evaluation, diagnosis and monitoring options," said LabCorp Chairman and Chief Executive Officer, Thomas P. Mac Mahon. "This partnership underscores LabCorp's long-term commitment and leadership in the application of new genomic technologies to the diagnosis of disease."

"We are very pleased to be implementing our strategic contract with LabCorp, the leading esoteric reference laboratory in the United States," commented Peter Meldrum, President and Chief Executive Officer of
Myriad Genetics, Inc. "There is strong synergy in this alliance. Both LabCorp and Myriad have made substantial commitments to the molecular diagnostics field and the companies share the vision that predictive medicine products will play an essential role in the future prevention and treatment of disease."

Myriad recently announced a new predictive medicine product for risk of a specific type of hereditary colon cancer, called COLARIS AP-Service Mark-. COLARIS AP-Service Mark- detects mutations in the APC gene, which cause a colon polyp-forming syndrome known as familial adenomatous polyposis (FAP), and a more common variation of the syndrome known as attenuated FAP (aFAP). FAP may be responsible for as much as 20 percent of hereditary colorectal cancer, and aFAP may underlie as much as 20 percent of all colon cancer cases.

LabCorp offers the following Myriad tests that assess a patient's risk of developing cancer: BRACAnalysis-Registered Trademark-, COLARIS-
Trademark- COLARIS AP-Service Mark-, and MELARIS-Trademark-BRACAnalysis-Registered Trademark- has become the standard of care in the identification of women with hereditary breast and ovarian cancer. Women with these mutations have a reported risk of breast cancer up to 84 percent by age 70, and a risk of ovarian cancer up to 44 percent by age
70. According to Myriad, BRACAnalysis-Registered Trademark- and COLARIS-Trademark- are reimbursed by most insurance companies, and are recognized by leading professional medical societies.

Myriad's fastest-growing product, COLARIS-Trademark- identifies individuals who form fewer polyps, and who have a high risk of developing colon cancer and/or uterine cancer. These individuals can then receive earlier and more frequent monitoring and removal of pre-cancerous lesions, which can prevent colon cancer from occurring. Patients that test negative when there is a known family mutation may not need to pursue such vigilant screening protocols. Colorectal cancer is second only to lung cancer in the number of deaths it causes annually among Americans, with 57,000 people dying each year from the disease.
The American Cancer Society estimates that 90 percent of people who are diagnosed with colorectal cancer would survive if the disease could be detected earlier. COLARIS-Trademark-also helps to identify patients who would likely benefit from increased surveillance using LabCorp's co-exclusive PreGen-26-Trademark- assay. PreGen-26-Trademark- is a noninvasive, stool-based molecular genetic test designed to detect the presence of cancer, especially in those patients who are predisposed to certain colon cancers.

Another recent predictive medicine offering from Myriad, MELARIS-
Trademark- is used to identify individuals with a high risk of melanoma skin cancer. Individuals who test positive have a 50-fold increased risk of developing melanoma. This knowledge may prevent skin cancer through initiation of early and more frequent surveillance and removal of pre-cancerous lesions. Melanoma is growing at the second fastest rate of any cancer in the United States, and is lethal within five years in 86 percent of cases in which it has spread to another site in the body. However, when melanoma is diagnosed early, fewer than 10 percent of patients die within five years.

In addition to these cancer predisposition tests, Myriad and LabCorp offer CardiaRisk-Registered Trademark-, a test that identifies patients with high blood pressure who are more likely to benefit from ACE inhibitor or AII receptor blocker classes of drugs. This was one of the first products on the market to aid in determining the appropriate drug for the patient based on his or her genetic makeup. CardiaRisk-Registered Trademark- also identifies individuals who are at increased risk for heart attacks. Individuals with an inherited mutation in the angiotensinogen gene are more likely to become hypertensive, experiencing a more severe form of the disease earlier in life.

Physicians have access to predictive medicine education and materials through more than 700 LabCorp and Myriad sales, service and counseling professionals.

PreGen-26-Trademark- is a trademark of the EXACT Sciences
Corporation.

About Myriad Genetics
Myriad Genetics, Inc. is a leading biopharmaceutical company focused on the development of novel therapeutic products derived from its proprietary genomic and proteomic technologies. The Company has established two wholly owned subsidiaries. Myriad Pharmaceuticals, Inc. develops and intends to market therapeutic compounds, and Myriad Genetic Laboratories, Inc. develops and markets proprietary predictive medicine and personalized medicine products. Myriad has established strategic alliances with Bayer, Eli Lilly, Hitachi, Novartis, Oracle, Pharmacia, Roche, Schering AG, Schering-Plough and Syngenta.

About LabCorp
The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving more than 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular
Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent SEC filings.

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